Exhibit

EXCELLON REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS

Toronto, Ontario – November 6, 2019 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) is pleased to report financial results for the three- and nine-month periods ended September 30, 2019.

Q3 2019 Financial Highlights (compared to Q3 2018)

●	Revenues of $5.9 million (Q3 2018 – $2.6 million)
●	Silver equivalent (“AgEq”) production of 427,131 ounces (Q3 2018 – 300,766 AgEq ounces)
●	AgEq ounces payable sold of 370,376 (Q3 2018 – 258,920 AgEq ounces payable)
●	Mined tonnage 39% higher in 9-mos 2019 relative to 9-mos 2018
●	Gross loss of $0.9 million (Q3 2018 – loss of $3.5 million)
●	Total cash cost per Ag oz payable of $18.18 (Q3 2018 – $29.94)
●	All-in sustaining cost net of byproducts per Ag oz payable (“AISC”) of $28.46 (Q3 2018 – $44.02)
●	Net loss of $2.9 million or $0.03/share (Q3 2018 – net loss of $3.6 million or $0.04/share)
●	Net working capital totaled $9.0 million at September 30, 2019 (June 30, 2019 – $3.8 million), following CAD$11.5 million equity financing to advance exploration and capital expenditures
●	Acquired an option to earn 100% interest on Silver City Project in Saxony, Germany

“Metal recoveries were lower than planned this quarter, which impacted revenues and by-product credits,” stated Brendan Cahill, President and CEO. “Revenue was also impacted by delayed ore processing and concentrate delivery late in the quarter and we have taken steps to improve these logistics going forward. Despite this, mining operations at Platosa were steady, with ongoing improvement in silver grades through our efforts to reduce dilution. Our focus going forward is to improve grades and recoveries. The mine has now accessed the 910 elevation in the Pierna Manto, which is expected to improve base metal grades in the fourth quarter. Additionally, we changed management at our processing facility in mid-October and have begun to realize improved recoveries with the implementation of flow sheet optimizations.”

Financial Results

Financial results for the three- and nine-month periods ended September 30, 2019 and 2018 were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q3 2019	Q3 2018	9-Mos 2019	9-Mos 2018
Revenue (1)	5,943	2,570	19,795	18,358
Production costs	(5,790)	(5,221)	(17,199)	(14,353)
Depletion and amortization	(1,140)	(876)	(3,458)	(3,012)
Cost of sales	(6,930)	(6,097)	(20,657)	(17,365)
Gross profit (loss)	(987)	(3,527)	(862)	993

Corporate administration	(1,151)	(1,021)	(3,540)	(3,926)
Exploration	(858)	(1,021)	(2,829)	(2,782)
Other	(200)	368	(439)	(47)
Net finance cost	(71)	1,081	(459)	1,696
Income tax recovery (expense)	365	538	(765)	516
Net income (loss)	(2,902)	(3,582)	(8,894)	(3,550)
Income (loss) per share – basic	(0.03)	(0.04)	(0.09)	(0.04)

Cash flow from (used in) operations (2)	(1,554)	(4,125)	(2,324)	(1,401)

Production cost per tonne (3)	339	291	304	246
Cash cost per silver ounce payable net of byproducts ($/Ag oz)	18.18	29.94	12.58	8.50
All-in sustaining cost (“AISC”) per silver ounce payable ($/Ag oz)	28.46	44.02	22.51	20.54
Realized prices:(4)
Silver – ($US/oz)	17.65	14.51	15.78	15.74
Lead – ($US/lb)	0.94	0.92	0.88	1.02
Zinc – ($US/lb)	1.07	1.11	1.15	1.30

(1)	Revenues are net of treatment and refining charges.
(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs excluding depletion and amortization.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

Net revenues increased by 31% to $5.9 million in Q3 2019 ($2.6 million in Q3 2018) due to increased AgEq ounces payable of 370,376 (258,920 AgEq ounces payable) and higher realized silver prices, partially offset by lower zinc prices.

Cost of sales, including depletion and amortization, increased 14% between Q3 2019 and Q3 2018 due to higher labour cost, higher depreciation and amortization cost, increased administration cost related to the replacement of the security contractor and recruiting fees for key positions at both Platosa and Miguel Auza. These increases were partially offset by improved efficiencies realized at the mine leading to lower consumable items, in particular, reduced use of explosives due to optimized drilling, loading practices and load design.

The Company recorded a net loss of $2.9 million in Q3 2019 (Q3 2018 – net loss of $3.6 million). The primary contributors to the loss were increased cost of sales, a fair value adjustment difference in finance cost resulting from the outstanding $0.50 warrants in Q3 2019 and a difference in unrealized gains from currency hedges.

Exploration drilling continued on the Platosa property with 2,940 metres drilled in Q3 2019 (Q3 2018 – 1,809 metres). Exploration costs of $0.9 million (Q3 2018 – $1.0 million) were lower during the current quarter as the Company completed geophysics programs at Platosa in 2018. Drilling also continued on the Evolución property with 2,775 metres drilled in Q3 2019 (Q3 2018 – 2,933 metres).

Cash cost net of by-products per silver ounce payable (or Total Cash Cost) were $18.18 in Q3 2019 (Q3 2018 – $29.94). AISC net of byproducts per silver ounce payable in Q3 2019 of $28.46 resulted from higher Total Cash Cost (Q3 2018 – $44.02). AISC excluding non-cash items was $27.38 in Q3 2019 (Q3 2018 – $41.44).

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2019 and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the three- and nine-month periods ended September 30, 2019, for a reconciliation of these measures to reported IFRS results.

Operating Results

Operating performance for the periods indicated below was as follows:

	Q3	Q3	9-Mos	9-Mos
	2019	2018	2019	2018
Tonnes of ore mined:	18,167	10,974	56,967	40,905
Tonnes of ore processed:	17,235	11,141	53,968	40,743
Tonnes of historical stockpile processed:	-	6,765	1,450	18,921
Total tonnes processed:	17,235	17,907	55,419	59,663
Ore grades:
Silver (g/t)	512	416	520	461
Lead (%)	4.44	3.74	4.81	4.85
Zinc (%)	5.97	4.33	7.13	7.23
Historical stockpile grades:
Silver (g/t)	-	151	123	166
Lead (%)	-	1.36	1.22	1.57
Zinc (%)	-	1.45	1.44	2.05
Blended head grade (ore and historical stockpiles):
Silver (g/t)	512	316	509	367
Lead (%)	4.44	2.84	4.72	3.81
Zinc (%)	5.97	3.24	6.98	5.59
Recoveries:
Silver (%)	87.2	89.9	89.2	89.2
Lead (%)	77.7	74.2	78.9	78.8
Zinc (%)	76.5	78.2	78.1	81.3
Production(1)
Silver – (oz)	257,497	171,227	794,746	643,390
AgEq ounces (oz)(2)	427,131	300,766	1,532,330	1,420,050
Lead – (lb)	1,304,538	823,982	4,444,278	3,947,367
Zinc – (lb)	1,654,175	1,005,767	6,363,203	6,069,780
Payable:(3)
Silver ounces – (oz)	227,350	147,308	730,322	562,693
AgEq ounces (oz)(2)	370,376	258,920	1,414,106	1,234,284
Lead – (lb)	1,182,211	758,761	4,203,295	3,671,523
Zinc – (lb)	1,322,133	826,310	5,796,157	5,053,256

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates.
(3)	Payable metal is based on the metals shipped and sold during the period and may differ from production due to these reasons.

Outlook

During Q3 2019, the operation accessed multiple ore faces with significantly improved grades relative to Q3 2018. Development has accessed the 910 elevation in the Pierna Manto, which is expected to further improve base metal grades in the fourth quarter. The Company will continue to implement efficiencies underground to improve dilution and grades to achieve steady production rates. In addition, the Company recently entered into an energy contract with a private provider to reduce electricity costs at Platosa. The benefits of this agreement are expected to be realized in H1 2020.

In Q4, the Company expects to achieve increased recoveries and throughput at the processing facility as flow sheet upgrades are implemented and approximately 1,000 tonnes of fresh ore that remained in stockpile at quarter-end in Q3 are processed.

As noted above, minor adjustments at the Miguel Auza processing facility are ongoing and the mill is processing a bulk sample from Hecla’s San Sebastian Mine. During Q3 2019, approximately 6,635 tonnes were processed with a total of 12,000 tonnes processed year-to-date. The 25,000 tonne bulk sample program is expected to continue into Q1 2020 with a formal commercial milling arrangement to be determined in due course.

The Company is currently preparing to mobilize a drill rig to the PDN target, located two kilometers north of the Platosa mine. PDN is a skarn-style target believed to be related to mineralization encountered by the Company nearby in 2012. Additionally, underground access for a new exploration drift is currently being established to in-fill and define mineralization along the eastern extent of the Pierna and Rodilla mantos. The Company is also drilling the Lechuzas structure on the Evolución Property with drill results pending. Furthermore, preparation of drill permitting for the Silver City Project in Saxony, Germany is underway.

Management Update

The Company also announced that Marcello Locatelli has stepped down as as Vice President Special Projects, but will continue to provide consulting services to the Company.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit mineralization on the 21,000-hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000-hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer or

Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.